FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 18, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

De-listing of Ordinary Shares from Euronext Amsterdam

The Royal Bank of Scotland Group plc (“the Company”) has requested Euronext Amsterdam N.V. (“Euronext Amsterdam”) to de-list the Company’s Ordinary Shares of 100p each (“Ordinary Shares”) from Euronext Amsterdam.

The reasons for the Company’s request to de-list in Amsterdam include the low trading volumes in the Company’s Ordinary Shares on Euronext Amsterdam.

Barring unforeseen circumstances, the expected date for effective cancellation of the above mentioned listing would be 17 April 2015, which means that the last trading date on Euronext Amsterdam will be 16 April 2015.

The Company’s Ordinary Shares will remain listed on the London Stock Exchange and in ADR form on the New York Stock Exchange.

Holders of the Company’s Ordinary Shares, who trade their Ordinary Shares through Euronext Amsterdam, can obtain details of the de-listing from their bank or stockbroker.

For further information:

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 LT Amsterdam
The Netherlands
Email: corporate.broking@nl.abnamro.com
Phone: +31 (0) 20 344 2000

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

18 March 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	March 18, 2015	By:	/s/ Alan Ewing Mills
Name: Alan Ewing Mills
Title: Assistant Secretary